

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

April 19, 2007

via U.S. mail and facsimile
Mr. Robert C. Mussehl,
Agent for Service
Mogul Energy International, Inc.
520 Pike Street, Suite 2210
Seattle, Washington 98101

     **Re: Mogul Energy International, Inc.
          Amendment No. 2 to Registration Statement on
          Form SB-2
          Filed March 28, 2007
          File No. 333-138806**

Dear Mr. Mussehl:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we are still in the process of reviewing your disclosure with respect to executive compensation and may have additional comments.

<u>Management's Discussion and Analysis or Plan of Operations, page 21</u>

2.   Please expand your MD&A to discuss the litigation with Ghareeb Awad and Transpacific and the impact of its settlement on your financial position, results of operations and liquidity.

<u>Financial Statements, page 60</u>

<u>Note 2 – Accounting Policies, page 66</u>

<u>Oil and Gas Properties, page 66</u>

3.   Disclosure under this section indicates, in part, that you apply a ceiling test annually. Please note that a ceiling test should be performed as of each balance sheet date. See Rule 4-10(c)(4) of Regulation S-X.

<u>Note 5 – Oil and Gas Properties, page 69</u>

4.   Based on various disclosures in your filing regarding the status of the Fairlight prospect, we would expect that costs associated with this property are no longer excluded from capitalized costs to be amortized. If these costs are being excluded from capitalized costs to be amortized, confirm this to us and explain your basis for such exclusion. If these costs have been included in capitalized costs to be amortized, explain to us how they were considered for purposes of the ceiling test performed as of December 31, 2007. See Rule 4-10(c)(4)(i)(C) of Regulation S-X.

<u>Exploratory Drilling, page 71</u>

5.   We note you disclose that the data gained on the drilling of the dry well on the Fairlight Prospect was evaluated to determine further exploration plans on the Fairlight Prospect. Please expand to disclose that you do not intend to pursue further exploration on the Fairlight Prospect and will not renew the lease upon its expiration, as you discuss in your MD&A on page 23.

<u>Note 9 – Subsequent Events, page 72</u>

6.   We note that you valued the shares of common stock to be issued to Dr. Awad and Transpacific at $0.40 per share. This value was estimated based on the most recent cash sale of your common stock, which occurred in June 2006. Separately, we note on page 5 that the offering price of your common stock is $0.50 per share. Given the lapse of time and activity between June 2006 and the January 24, 2007 settlement date, please tell us how you considered the offering price of your common stock in your estimate. Additionally, tell us how you considered the guidance in the AICPA Practice Aid "Valuation of Privately-Held-Company

Equity Securities Issued as Compensation" in valuing the common stock issued in settlement of the litigation.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or, in his absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Sierchio, Esq. (via facsimile)
      M.Duru
      R. Milne
      A. Sifford